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                             EXHIBIT - 4


                    UNITED STATES DISTRICT COURT
                    EASTERN DISTRICT OF MISSOURI
                         SOUTHERN DIVISION


SOUTHERN UNION COMPANY,         )
                                )
        Plaintiff,              )
                                )
v.                              )     Case No.
                                )
UNITED CITIES GAS COMPANY,      )
                                )
        Defendant.              )

                           COMPLAINT
                           ---------

For its complaint against the Defendant, United Cities Gas Com-pany ("United"), Plaintiff Southern Union Company ("Southern") states:

                    JURISDICTION AND VENUE
                    ----------------------

1.   This is an action for declaratory judgment (pursuant to 28
     U.S.C. Section 2201) to establish Southern's status as a shareholder of United.

2. This Court has subject matter jurisdiction over this con-troversy (a) pursuant to 28 U.S.C. Section 1332 because the parties are citizens of different states and the amount in controversy exceeds $50,000, exclusive of interest and costs, and (b) pursuant to 28 U.S.C. Section 1331 because Southern's action arises, in part, under the Constitution and laws of the United States.

3.   Venue is proper in this District and this Division because
     United resides in this District within the meaning of 28
     U.S.C. Section 1391(c) and maintains offices within this Division.

                           THE PARTIES
                           -----------

4. Southern is a corporation organized under the law of the State of Delaware and has its principal offices and place of business in the State of Texas. Southern has a distinct operating division, Missouri Gas Energy ("MGE"), which sells natural gas to customers in western Missouri pursuant to a certificate of public convenience and necessity granted to MGE by the Missouri Public Service Commission ("PSC").

5. United is a corporation organized under the law of the States of Illinois and Virginia and has its principal offices and place of business in the State of Tennessee. United has operations in northeastern and southeastern Missouri in which it sells natural gas to customers pursuant to certificates of public convenience and necessity granted to United by the PSC.

                      DECLARATORY JUDGMENT
                      --------------------

6. Prior to July, 1996, Southern acquired, in securities trans-actions executed on the NASDAQ, 585,000 shares of United's common stock. MGE did not participate in any way in pur-chasing these shares of United's common stock. These shares represented approximately four and one-half percent (4 1/2%) of the issued and outstanding shares of United common stock.

7. On or about July 22, 1996, United announced that it had entered into definitive agreements whereby United would be acquired, through a merger, by Atmos Energy Corporation
     ("Atmos").

8. Between July 23, 1996 and July 31, 1996, Southern acquired an additional 269,300 shares of common stock of United through transactions executed on the NASDAQ. MGE did not participate in any way in purchasing these shares of United's common stock. As a result, Southern now holds a total of 854,300 shares of United common stock, representing approximately six and one-half percent (6 1/2%) of the issued and outstanding shares of United common stock. All of such shares are held by Southern in street name, except 100 shares that, as of August 6, 1996, are held of record. None of the United shares owned by Southern are treated as assets of MGE.

9. Southern's cash investment in the shares of United common stock exceeds sixteen million dollars ($16,000,000).

10. On August 1, 1996, Southern timely filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, reporting its ownership of in excess of five percent (5%) of the issued and outstanding common stock of United.

11. On or about August 6, 1996, United, joined by Atmos, filed a complaint with the PSC in which it is asserted, among other matters, that Southern's purchases of United common stock are void pursuant to R.S.Mo. Section 393.190.3 because Southern did not, prior to purchasing the shares of United common stock described above, apply for or obtain approval of the acquisition by the PSC pursuant to R.S.Mo. Section
     393.190.2.  A copy of that complaint is annexed hereto as
     Exhibit 1.

12. Southern believes that the statute relied on by United and Atmos does not apply to its open market purchases of shares of United common stock because (a) the shares purchased by Southern constitute an investment by Southern unrelated to MGE's operation of a "gas plant", and consequently, pursuant to R.S.Mo. Section 393.140(12), no approval was required by the PSC; and (b) Southern's purchases of United shares do not constitute a purchase of "the stock" of United within the meaning of R.S.Mo. Section 393.190.2.

13. To the extent, if any, that R.S. Mo. Section 393.190 applies in the factual context of this situation and pur-ports to render void Southern's acquisition of United's shares, the statute is unconstitutional and, therefore, void for each of the following reasons:

     A. The statute impermissibly delegates legislative authority to an administrative agency in violation of Art. II, Section 1 of the Missouri Constitution because it fails to prescribe the standards by which the PSC shall determine whether or not to approve applications for the acquisition of the stock of a gas corporation;

     B. As applied in the context of this case, the statute impermissibly purports to permit the State of Missouri and the PSC to exercise jurisdiction over the internal affairs of a foreign (Illinois and Virginia) corpora-tion, which exercise is a void attempt by the State of Missouri to make extraterritorial application of the law of the State;

     C. As applied in the context of this case, the statute impermissibly attempts to regulate the time and manner and the types of notification required to purchase and sell securities in interstate commerce, a field which is occupied to the exclusion of state law by the provisions of the Securities Exchange Act of 1934, 15 U.S.C. Sec-tion 78a et seq., and particularly by Sections 13 and 14 of the Exchange Act, 15 U.S.C. Sections 78m, 78n. As such, the Missouri statute (R.S.Mo. Section 393.190) is preempted by federal law and void under the Supremacy Clause of the Constitution of the United States, U.S. Const. Art. VI, Clause 2;

     D. As applied in the context of this case, the statute constitutes an unreasonable burden on, and constitutes an impermissible attempt by the State of Missouri to regulate the purchase and sale of securities in inter-state commerce and is, therefore, void under the Com-merce Clause of the Constitution of the United States, U.S. Const. Art. I, Sec. 8, Clause 3.

14. Based on United's stated position in its Complaint to the PSC, Southern is informed and believes that United is refusing or will refuse to recognize Southern's beneficial ownership of the 854,300 shares of United common stock purchased by Southern by refusing to permit the United shares purchased by Southern to be voted by Southern or its proxy, suspending Southern's right to transfer the shares to a third party and otherwise impeding Southern's rights and priviledges as a United shareholder, all in reliance on the alleged voidness -- pursuant to R.S.Mo. Section 393.190.3
     -- of Southern's purchases of the 854,300 United shares made in open market transactions on the NASDAQ.

15. A controversy also exists by virtue of United's filing of the Complaint in the PSC in an attempt to obtain an admini-strative declaration that Southern's purchases of 854,300 shares of United are void. The PSC's jurisdiction only extends to the statutorily delegated authority to approve or disapprove an application to acquire the stock of a gas corporation. It has no statutory authority on the applica-tion of an interested party to declare particular transac-tions void or to deprive Southern of its property rights in the shares. Any attempt to determine such issues by the PSC would be an exercise of judicial authority in violation of constitutional separation of powers principles reposing all judicial authority in the courts. Althogh the PSC has made no attempt to exercise such jurisdiction in response to the Complaint filed by United, the filing thereof by United demonstrates tha a controversy exists which is ripe for judicial resolution by this Court.

16. By reason of the foregoing, an actual controversy exists between Southern and United concerning Southern's status as a shareholder of United.

WHEREFORE, Southern Union Company prays that this Court enter its Declaratory Judgment determining:

     A. that Southern Union Company is the owner of 854,300 shares of common stock of United Cities Gas Company;

     B. that Southern Union Company is entitled to have such shares transferred to its name on the books of United
         Cities Gas Company;

     C. that Southern Union Company is entitled to all the usual and customary rights and privileges of shareholders of United Cities Gas Company, including, but not limited to:

         1. the right to receive dividends in respect of Southern's shares of United common stock as such dividends shall be declared;

         2. the right to vote Southern's shares of United common stock on all matters which shall be presented to United's shareholders for vote;

         3.  the right to inspect United's books and records;

         4. the right to receive a list of the names and addresses of United's other shareholders;

         5. the right to submit resolutions for consideration by United's shareholders;

         6. the right to submit nominations for the election of Directors of United;

and awarding Southern Union Company its costs and such other and further relief to which it is entitled.
Respectfully submitted,

Thompson Coburn



By  W. STANLEY WALCH
   ------------------------
    W. Stanley Walch, #4623
    Kenton E. Knickmeyer, #3577
    One Mercantile Center
    St. Louis, Missouri  63101
    314-552-6000
    314-552-7000 fax

Attorneys for Plaintiff
Southern Union Company


OF COUNSEL:
Stephen A. Bouchard
Fleischman and Walsh, LLP
1400 16th St. N.W.
Waxhington, DC  20036
202-939-7900
FAX 202-265-5706